SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 06 July 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER,

BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Documents filed as part of this Form 6-K:

- Amended Board Mandate, dated 28 June 2012

Approved and Adopted: April 9, 2003

Amended: June 28, 2012

IVANHOE MINES LTD.

BOARD MANDATE

The Board of Directors (the “Board”) of Ivanhoe Mines Ltd. (the “Company”) shall have the oversight responsibility, authority and specific duties as described below.

Under the Business Corporations Act (Yukon), the directors of the Company are required to manage the Company’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board of Directors is responsible for supervising the conduct of the Company’s affairs and the management of its business. This includes setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The Board needs to be satisfied that the Company’s senior management will manage the affairs of the Company in the best interest of the shareholders, and that the arrangements made for the management of the Company’s business and affairs are consistent with the Board’s duties described above. The Board is responsible for protecting shareholder interests and ensuring that the interests of the shareholders and of management are aligned. The obligations of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Company.

In discharging this responsibility, the Board oversees and monitors significant corporate plans and strategic initiatives. The Board’s strategic planning process includes annual and quarterly budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one meeting per year is to be devoted substantially to a review of strategic plans proposed by management.

The Board reviews the principal risks inherent in the Company’s business, including financial risks, through periodic reports from management of such risks. This review takes place in conjunction with the Board’s review of operations and risk issues at each Board meeting, at which time the Board assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of the internal financial control and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company’s business.

Approved and Adopted: April 9, 2003

Amended: June 28, 2012

The Board also expects management to provide the directors on a timely basis with information concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively. The Board expects management to efficiently implement its strategic plans for the Company, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by shareholders.

Each Committee of the Board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outsider advisor at the expense of the Company provided such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

The roles of Chairman, Chief Executive Officer and Lead Director (if any) will be as set forth in position statements as may be established by the Board from time to time.

This Mandate will be reviewed periodically by the Board of Directors of the Company and supplemented as required from time to time.

The Roles of the Board of Directors

The Board fulfills its mandate through direct oversight, setting policy, appointing committees and appointing management. Specific responsibilities include the following:

1.	Approving the issuance of any securities of the Company.

2.	Approving the incurrence of any debt by the Company outside the ordinary course of business.

3.	Reviewing and approving the annual and quarterly capital and operating budgets.

4.	Reviewing and approving major deviations from the capital and operating budgets.

5.	Approving the annual financial statements and quarterly financial statements, including the Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses.

6.	Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved budgets.

Approved and Adopted: April 9, 2003

Amended: June 28, 2012

7.	Reviewing and approving the Company’s strategic plans, adopting a strategic planning process and monitoring the Company’s performance.

8.	Reviewing and approving the Company’s incentive compensation plans.

9.	Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring the Board and its directors on an ongoing basis.

10.	Appointing a Nominating and Corporate Governance Committee, an Audit Committee, a Compensation and Benefits Committee, a Safety, Health and Environment Committee, and other Board Committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

11.	Nominating the candidates for the Board to the shareholders, based on recommendations from the Nominating and Corporate Governance Committee.

12.	Ensuring an appropriate orientation and education program for new directors is provided.

13.	Determining whether individual directors meet the requirements for independence under applicable regulatory requirements.

14.	Monitoring the ethical conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements.

15.	Ensuring that the directors that are independent of management have the opportunity to meet regularly.

16.	Reviewing this Mandate and other Board policies and terms of reference for Committees in place from time to time and propose modifications as applicable.

17.	Appointing and monitoring the performance of senior management, formulating succession plans for senior management and, with the advice of the Compensation and Benefits Committee, approving the compensation of senior management.

18.	Ensuring policies and processes are in place for identifying principal business risks and opportunities for the Company, addressing the extent to which such risks are acceptable to the Company, and ensuring that appropriate systems are in place to manage risks.

19.	Ensuring policies and processes are in place to ensure the integrity of the Company’s internal control, financial reporting and management information systems.

20.	Ensuring appropriate policies and processes are in place to ensure the Company’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

Approved and Adopted: April 9, 2003

Amended: June 28, 2012

21.	Ensuring appropriate policies, processes and management reporting systems are in place to ensure the Company’s compliance with applicable laws and regulations in the areas of safety, health and environment.

22.	Reviewing the performance of the Company in the areas of safety, health and environment.

23.	Exercising direct control during periods of crisis.

24.	Serving as a source of advice to senior management, based on directors’ particular backgrounds and experience.

25.	Ensuring that the directors have direct access to management and, as necessary and appropriate, independent advisors.

26.	Ensuring evaluations of the Board and committees are carried out at least annually.

Organization of the Board of Directors

Size:	Minimum of three (3) and maximum of fourteen (14) as provided for in the articles of the Company.

Independence:	The Company intends to monitor best practices recommendations and to fully comply with the corporate governance requirements relating to the composition and independence of board and committee members under applicable legislation and stock exchange rules by the date of the effectiveness of such legislation and rules or earlier and, through the Nominating and Corporate Governance Committee, to identify additional qualified board candidates where required to meet such requirements.

Fees:	The Board shall establish guidelines for determining the form and amount of director compensation.

Committees:	The Company has an Audit Committee, a Compensation and Benefits Committee, a Nominating and Corporate Governance Committee, a and Safety, Health and Environment Committee. The Company will have such other committees of the Board as may be required from time to time.

Meetings

The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. During periods between the annual and quarterly meetings, the independent directors also have the opportunity to meet separate from management. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members falling within their specific knowledge and experience. Each director shall review all Board meeting materials in advance of each meeting and shall make all reasonable efforts for attendance at all Board and relevant Board Committee meetings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 06 July 2012	By:	/s/ Neville Henwood
NEVILLE J. HENWOOD
Vice President, Legal and Corporate Secretary